File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«02» september 2003
№ 1101/5238

03032085

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SEP 15 2003

Re: Exemption № 82-4257

<u>The message</u>

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Report on share issue (additional issue) results Open Joint-stock company Bank «Vozrozhdeniye»

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 9/16

Registered
August 15, 2003
By Central Bank of the Russian Federation
Department of licensing activities and
financial improvement of credit institutions
DIRECTOR
M.I.SUKHOV
(signature of authorized person)
Seal

REPORT ON SHARE ISSUE (additional issue) RESULTS
Open Joint-stock company Bank «Vozrozhdeniye»

Ordinary Registered Non-documentary Shares

Individual state registration number (code)10101439B (013D), *Seal*

Date of the issue state registration April 22, 2003.

Approved by Supervisory Council of «Vozrozhdeniye» Bank (OAO)
(name of authority body of the credit institution – the issuer authorized to approve a report on share issue results)

July 25, 2003 Minutes # 2

Location (legal address) of the credit institution – the issuer and phone numbers:
Luchnikov per., 7/4-1, Moscow GSP-9, 101999, Russian Federation.
Phone number: (095) 929-18-61

Chairman of the Board
of «Vozrozhdeniye» Bank (OAO) D.L.Orlov

Chief Accountant
of «Vozrozhdeniye» Bank (OAO) A.A.Novikova

Seal

July 25, 2003

1. Category of securities: registered non-documentary ordinary shares.

2. Opening and closing dates of placing securities

State registration number of security	Opening date of placement	Closing date of placing
10101439B	04.06.2003	17.07.2003

3. Face value of one security

State registration number of security	Currency	Face value
10101439B	RUR	10

4. Actual price of placing securities

State registration number of security	Currency	Actual price of placing
10101439B	RUR	180
For shareholders with pre-emptive purchasing right	RUR	180

5. Number of placed securities
a) There have been placed in RUR:
– 5,500,000 units in the amount RUR 55,000,000.00
including: by exercising pre-emptive right to purchase the placed shares:
– 102,589 units in the amount RUR 1,025,890.00.

6. Total amount of proceeds for placed securities.
a) Amount of funds in RUR entered as payment for placed shares –
RUR 990,000,000.00.
Accrual account # 30207810300001600181 in OPERU of Moscow Territorial Division of Bank of Russia

Statement of accrual account balances.
Hereby we certify that on accrual account # 30207810300001600181
of the credit institution Open Joint-stock company Bank «VOZROZHDENIYE»
as at 17.07.2003 the amount RUR 990,000,000.00 is recorded.
Amount written out in letters: Nine hundred and ninety million ruble.

Chairman of the Board D.L.Orlov

Chief Accountant A.A.Novikova

Seal

7. Actual portion of the placed share issue.

State registration number of security	Actually paid portion of issue (%)
10101439B	100

8. ECONOMIC NORMS as at the date of the report on share issue results

Norm	Max value	Real value
H1 Capital adequacy, % min	10.0	17.7
H2 Instant liquidity, % min	20.0	24.8
H3 Current liquidity, % min	70.0	70.5
H4 Long-term liquidity, % max	120.0	31.9
H5 Total liquidity (liquid – total assets ratio), % min	20.0	35.4
H6 Max exposure per 1 borrower, % max	25.0	37.1
H7 Max large loan exposure, % max	800.0	272.0
H8 Max exposure per 1 creditor (depositor), % max	25.0	52.2
H9 Max exposure per 1 borrower-shareholder, % max	20.0	0.0
H9,1 Aggregate loan amount granted to shareholders, % max	50.0	0.0
H10 Max loan amount granted to insiders, % max	2.0	0.0
H10,1 Aggregate loan amount granted to Insiders, % max	3.0	0.4
H11 Max amount of borrowed retail deposits, % max	100.0	237.0
H11,1 Max amount of liabilities to non- residents, % max	400.0	2.8
H12 Equity funds used for acquisition of other legal entities' portions, % max	25.0	4.0
H12,1 Equity funds used for purchasing the portions of 1 legal entity, % max	5.0	1.3
H13 Exposure of own paper liabilities, % max	100.0	32.5
H14 Liquidity norm for operations with precious metals, % min	10.0	10.0

Reasons for non-fulfillment of the Norms.

Vozrozhdeniye Bank ensures fulfillment of all principal required norms set by Bank of Russia with the exception of H6 «Max exposure per 1 borrower».

The necessary measures have been submitted to Bank of Russia in order to bring down the value of the norm H6 in compliance with the required value.

Bank of Russia shall not apply any sanctions for infringement of H6 to Vozrozhdeniye Bank.

In accordance with the Regulation # 795-У of Bank of Russia as at 24.05.2000 the sanctions for infringement of the norm H8 «Max exposure per 1 creditor (depositor)» shall not be applied to credit institutions.

In compliance with the Regulation # 192-У of Bank of Russia as at 27.03.1998 the value of the norm H11 (Max amount of borrowed retail deposits) bears an estimated character.

9. INFORMATION ABOUT FOUNDERS (SHAREHOLDERS) – NON-RESIDENTS

9.1. TAMARISK TRADING LIMITED.
REPUBLIC OF CYPRUS
Legal address: Chr. HAGGIPAVLOU Street, 221 Helios Court, 1st Floor, LIMMASOL
Share in authorized capital – 1.215%

9.2. BURLINGTON TRADING Co. Ltd.
REPUBLIC OF CYPRUS
Legal address: 3035, 28TH October Avenue, No.205 LOULOPIS COURT, First Floor, 3035, LIMASSOL
Share in authorized capital – 2.749%.

9.3. CANADIAN IMPERIAL BANK OF COMMEFCE
CANADA
Legal address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
Share in authorized capital – 5.87%

9.4. BNY CLEARING INTERNATIONAL SERVICES DIVISION
USA
Legal address: 101 BARCLAY STREET, 13th FLOOR, NEW YORK, NY 10286
Share in authorized capital – 0.010%

9.5. BROWN BROTHERS HARRIMAN & CO

Legal address: 63 WALL STREET, 8th FLOOR, NEW YORK, NY 10005
Share in authorized capital – 0.031%

9.6. CITIBANK, N.A.
USA
Legal address: 33610, 3800 CITIBANK CENTER D3-15, TAMPA, FL 33610
Share in authorized capital – 1.326%

9.7. PENSON FINANCIAL SERVICES Inc.
USA
Legal address: 75231, 1700 Pacific Avenue, Suite 1400, Dallas, TX 75231
Share in authorized capital – 0.005%.

9.8. DRESDNER KLEINWORT WASSERSTEIN SECURITIES LLC.
Legal address: C/O ADP PROXY SERVICES
Share in authorized capital – 0.075%

9.9. SWISS AMERICAN SECURITIES Inc.
USA
Legal address: 10017,12 East 49th Street, New York, NY 10017
Share in authorized capital – 0.065%

9.10. CITIGROUP GLOBAL MARKETS Inc.
USA
Legal address: 10081,333 W. 34th Street
Share in authorized capital – 0.017%.

10. SHORTLIST OF SHAREHOLDERS POSSESSING NO LESS THAN 2% OF PARTICIPATION OR VOTING SHARES IN THE AUTHORIZED CAPITAL OF THE CREDIT INSTITUTION.

10.1. Closed Joint-Stock Company «First Investment Corporation»
Share in authorized capital – 11.58%
Percentage of voting shares in authorized capital – 10.38%
Legal address: Luchnikov per. 7/4-2, Moscow 103696.

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
10.1.1 Limited company «MABV GROUP»
Identification Number: 7720241549
Share in authorized capital – 100%
Legal address – 3rd Vladimirskaya street 23, Moscow 111123

10.2. Open Joint-stock company «Zarya OGO».
Share in authorized capital – 9.07%
Percentage of voting shares in authorized capital – 9.07%
Legal address: Solnechnaya street 12, Troitsk, Moscow Region 142092.

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
10.2.1. Open Joint-stock company «Agro-industrial company «OGO»
OAO «Agro-industrial company «OGO»
Identification Number: 5046060700
Share in authorized capital – 55.85%
Legal address – Solnechnaya street 12, Troitsk, Moscow Region 142092

10.3. Closed Joint-stock company «OMPK».
Share in authorized capital – 4.55%
Percentage of voting shares in authorized capital – 4.55%
Legal address: Ogorodny proezd, 18-4, Building 4, 1st Floor, room 3, Moscow 127254.

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
10.3.1. Minuz Enterprises Limited
Share in authorized capital – 50.01%
Legal address: 4 Reghenis Street, 1st Floor, Nicosia, Cyprus.

10.4. Limited Company «PMD Service».
Share in authorized capital – 4.24%
Percentage of voting shares in authorized capital – 4.24%
Legal address: Yaroslavskaya street 8-3, Moscow 129164
There are no shareholders possessing in excess of 20% of the above shareholder's authorized capital.

10.5. Canadian Imperial Bank of Commerce.
Share in authorized capital – 5.87%
Percentage of voting shares in authorized capital – 0.00%
Legal address: Commerce Court West 9, Toronto, Ontario, Canada M5L 1A2
There are no shareholders possessing in excess of 20% of the above shareholder's authorized capital.

10.6. Limited Company «Bekadem-Invest».
Share in authorized capital – 9.91%
Percentage of voting shares in authorized capital – 9.91%
Legal address: Obraztzova Street, 31-2, Moscow 127018.

Shareholders possessing no less than 20% of the above shareholder's authorized capital
10.6.1. Limited Company «MABV GROOP»
OOO «MABV GROOP»
Identification Number: 7720241549
Share in authorized capital – 100%
Legal address: 3 Vladimirskaya street 23, Moscow 111123.

10.7. Limited Company «AMI-GARANT».
Share in authorized capital: 3.62%
Percentage of voting shares in authorized capital – 2.62%
Legal address: Ramenki 23, Moscow 117607

Shareholders possessing no less than 20% of the above shareholder's authorized capital
10.7.1. Mkrtych Okroevich Okroyan
Permanent address: Moscow
Share in authorized capital: 6%
10.7.2. Arutjun Okroevich Okroyan
Permanent address: Moscow
Share in authorized capital: 20%
10.7.3. Alla Fedorovna Baban
Permanent address: Moscow
Share in authorized capital: 20%

10.8. Closed Joint-stock company «Joint-stock foreign-economic company «EXIMA».
Share in authorized capital: 3.71%
Percentage of voting shares in authorized capital – 2.88%
Legal address: Skatertny per. 5, Moscow 121069

Shareholders possessing no less than 20% of the above shareholder's authorized capital
10.8.1. Nikolai Yakovlevich Demin
Permanent address: Moscow
Share in authorized capital: 21%

10.9. Closed Joint-stock company «Krasnopresnenskiy Sugar Refining Plant».
Share in authorized capital: 2.83%
Percentage of voting shares in authorized capital – 2.83%
Legal address: Mantulinskaya ul. 7, Moscow 123100.

Shareholders possessing no less than 20% of the above shareholder's authorized capital
10.9.1. Closed Joint-stock company «Russian Sugar Trade and Industrial Company».
ZAO «RSTPK»
Identification Number: 7720037039

Legal address: Zeleny pr., 5/12-12, Moscow 111141.

10.9.2. The Moscow-city Property Department
Share in authorized capital – 20%
Legal address: Karetny Ryad 2/1, Moscow 127006.

10.10. Closed Joint-stock company «Investment company TROIKA DIALOG».
Share in authorized capital: 3.17%
Percentage of voting shares in authorized capital – 3.17%
Legal address: Sadovaya-Triumfalnaya 4/10-1, Moscow 103009.

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
10.10.1. T.D.E.S.O.P. Holdings Limited
Share in authorized capital – 99.875%
Legal address: 2-4 Arch.Makarios III Avenue, Capital Center, 9th floor, Nicosia, Cyprus.

10.11. BURLINGTON TRADING Co.Ltd.
Share in authorized capital: 2.75%
Percentage of voting shares in authorized capital – 2.36%
Legal address: 3035, 28th October Avenue, No.205 Louloupis Court, First Floor, 3035 Limassol, Cyprus

Shareholders possessing no less than 20% of the above shareholder's authorized capital:
10.12.1. HELMOND ENTERPRISES Ltd.
Share in authorized capital – 20%
Legal address: 221 Christodoulou Hadjipavlou Street, Helios Court, 1st Floor, 3036, Limassol, Cyprus.

10.12. Dmitriy Ljvovich Orlov.
Share in authorized capital: 2.42%
Percentage of voting shares in authorized capital – 2.41%
Legal address: Moscow.

11. INFORMATION ON THIS ITEM (SHAREHOLDERS' SHAREHOLDERS) IS STATED IN ITEM 10.

12. MEMBERS OF THE BOARD OF DIRECTORS.

12.1. **Boris Fedorovich Borin**
PRESENT POSITIONS:
Open Joint-Stock Company «Metallurgic plant «Electrostal». General Manager.
Open Joint-Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.2. Alexander Ivanovich Goev.
PRESENT POSITIONS:
Transnational Financial Industrial Group «Optronika». Chairman of the Board.
Open Joint-stock company «Krasnogorskiy Plant named after Zverev». General Director.
Moscow Region's defense and industrial enterprises. Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye. Member of Supervisory Council
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

PRESENT POSITIONS.

Limited company «Moscow Re-insurance Company». Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye. Member of Supervisory Council
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Non-government Pension Fund «Harmony». Member of the Board.
Percentage of the Credit Institution's ordinary shares – 1.69%.
Percentage of voting shares of the Credit Institution – 1.69%.

Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.4. Nikolai Yakovlevich Demin

PRESENT POSITIONS:

Closed Joint-Stock Company «Joint-Stock Foreign Economic Company «Exima». General Manager.
Closed Joint-Stock Company «Meat Processing Plant Mikoyanovskiy».General Manager.
Open Joint-stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%.

Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.5. Alexandre Vitaljevich Dolgopolov.

PRESENT POSITIONS.

Limited company «Moscow Re-insurance Company». Member of the Board.
Open Joint-stock company «Specialized Registrar «AVISTA». Member of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Non-government Pension Fund «Harmony». Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 0.56%.
Percentage of voting shares of the Credit Institution – 0.56%

Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.6. Nikolai Stepanovich Zatzepin.

PRESENT POSITIONS.

Closed Joint-stock company «Mozhaiskoje Wholesale and Retail Enterprise». General Manager.
Open Joint-stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.08%.
Percentage of voting shares of the Credit Institution – 0.08%

Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.7. Valentina Mikhailovna Kabanova.

PRESENT POSITIONS.

Open Joint-stock company Bank «Vozrozhdeniye». General Manager of Volokolamsk Branch.
Open Joint-Stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%

Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.8. Zinaida Grigorievna Kulikova.

Open Joint-stock company Bank «Vozrozhdeniye». General Manager of Stupino Branch.
Percentage of the Credit Institution's ordinary shares – 0.002%.
Percentage of voting shares of the Credit Institution – 0.002%
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.9. Otari Leontjevich Margania
PRESENT POSITIONS:
Open Joint-stock company «Industrial and Construction Bank». Advisor to the Chairman of Supervisory Council.
Closed Joint-stock company «VEB-Invest Bank». Member of Supervisory Council.
OAO «Industrial and Construction Bank». Member of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.10. Juriy Mikhailovich Marinichev.
PRESENT POSITIONS.
Open Joint-stock company «Intercoopbank». Chairman of the Board.
Moscow Regional Union of Consumer Cooperation. Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Chairman of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.08%.
Percentage of voting shares of the Credit Institution – 0.08%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.11. Dmitriy Ljvovich Orlov.
PRESENT POSITIONS.
Open Joint-stock company Bank «Vozrozhdeniye».
Deputy Chairman of Supervisory Council.
Open Joint-stock company Bank «Vozrozhdeniye». Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 2.41%.
Percentage of voting shares of the Credit Institution – 2.41%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

12.12. Rustam Mansurovich Usmanov.
PRESENT POSITIONS:
The Diamond Chamber of Russia. Vice-President of the Diamond Chamber.
The State Unitary enterprise Foreign and Trade association «Almazyuvelirexport». General Manager.
Closed Joint-stock company «Yunilux». Chairman of the Board.
Closed Joint-stock company «Arkhangelskiye Almazy». Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13. SHORTLIST OF THE MANAGEMENT BOARD MEMBERS.

PRESENT POSITIONS:
Open Joint-stock company Bank «Vozrozhdeniye». Head of Human Resources Department.
Open Joint-stock company Bank «Vozrozhdeniye». Member of the Board.
Non-government Pension Fund «Harmony». Member of the Board.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.2. Tatjana Fedorovna Gavrilkina.
PRESENT POSITIONS:
Open Joint-stock company Bank «Vozrozhdeniye». Member of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Head of Liquidity Department.
Percentage of the Credit Institution's ordinary shares – 0.28%.
Percentage of voting shares of the Credit Institution – 0.28%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.3. Ljudmila Antonovna Goncharova.
PRESENT POSITIONS.
Limited company «Moscow Re-insurance Company». Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye. Member of Supervisory Council
Open Joint-stock company Bank «Vozrozhdeniye».Deputy Chairman of the Board.
Non-government Pension Fund «Harmony». Member of the Board.
Percentage of the Credit Institution's ordinary shares – 1.69%.
Percentage of voting shares of the Credit Institution – 1.69%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.4. Alexandre Vitaljevich Dolgopolov.
PRESENT POSITIONS.
Limited company «Moscow Re-insurance Company». Member of the Board.
Open Joint-stock company «Specialized Registrar «AVISTA». Member of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Member of Supervisory Council.
Non-government Pension Fund «Harmony». Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 0.56%.
Percentage of voting shares of the Credit Institution – 0.56%
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.5. Tamara Ivanovna Luzhina.
PRESENT POSITIONS.
Open Joint-stock company Bank «Vozrozhdeniye. Member of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Chief of Financial Department.
Non-government Pension Fund «Harmony». Member of the Board.
Percentage of the Credit Institution's ordinary shares – 0.28%.
Percentage of voting shares of the Credit Institution – 0.28%
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 0.56%.
Percentage of voting shares of the Credit Institution – 0.56%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.7. Dmitriy Ljvovich Orlov.
PRESENT POSITIONS.
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
Open Joint-stock company Bank «Vozrozhdeniye». Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 2.41%.
Percentage of voting shares of the Credit Institution – 2.41%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.8. Nikolai Dmitrievich Orlov.
PRESENT POSITIONS.
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Open Joint-stock company «Specialized Registrar «AVISTA». Member of the Board.
Closed Joint-Stock Company «Meat Processing Plant Mikoyanovskiy». Member of the Board.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 0.00%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.9. Dmitriy Aksentjevich Strashok.
PRESENT POSITIONS.
Open Joint-stock company «Sherrizon». Member of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 0.28%.
Percentage of voting shares of the Credit Institution – 0.28%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

13.10. Oleg Vladimirovich Kharlamov.
PRESENT POSITIONS.
Open Joint-stock company Bank «Vozrozhdeniye». Member of the Board.
Open Joint-stock company Bank «Vozrozhdeniye». Head of Administration Department.
Percentage of the Credit Institution's ordinary shares – 0.00%.
Percentage of voting shares of the Credit Institution – 00%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being in possession of the above person can be converted, as to the total number of the placed voting shares and the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

14. CHAIRMAN OF THE BOARD.
Dmitriy Ljvovich Orlov.
PRESENT POSITIONS.
Open Joint-stock company Bank «Vozrozhdeniye». Deputy Chairman of Supervisory Council.
Open Joint-stock company Bank «Vozrozhdeniye». Chairman of the Board.
Percentage of the Credit Institution's ordinary shares – 2.41%.
Percentage of voting shares of the Credit Institution – 2.41%.
Percentage of the voting shares, into which the securities (convertible into the voting shares) being

the number of the voting shares, into which the securities (convertible into voting shares of the Credit Institution-Issuer) can be converted – 0.00%.

15. LARGE TRANSACTIONS AND TRANSACTIONS WITH INTEREST.

Large transactions conducted in the process of placing securities can not be called large-scale.

Transaction with interest:

Transaction Parties: Closed Joint-Stock Company «Joint-Stock Foreign Economic company «Exima» and Open Joint-stock company Bank «Vozrozhdeniye».

Grounds: N.Ya.Demin, member of the Vozrozhdeniye Bank's Supervisory Council performs functions of the sole executive body in Closed Joint-stock company «Joint-Stock Foreign Economic company «Exima».

Subject of transaction: ordinary registered non-documentary shares of additional issue in the number of 264,973 units (no more than 2% of the Vozrozhderniye (OAO) Bank's ordinary shares placed previously.

Price of transaction: RUR 47,695,140 (transaction price is calculated on the basis of the additional issue share price of placement – RUR 180 per one share).

Transaction approval: by Supervisory Council of Bank Vozrozhdeniye (OAO) (Minutes #1 as of June 27, 2003).